(Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10 QSB ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-14129

CUSIP NUMBER 85512C105

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Star Gas Partners, L.P.
Full Name of Registrant

Former Name if Applicable

2187 Atlantic Street
Address of Principal Executive Office (Street and Number)

Stamford CT, 06902
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and then registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. Reference is made to the Registrant’s press release dated December 15, 2006, a copy of which is attached hereto as Exhibit A.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Brian Brodrick, Esq.	212	841-0700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required Under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Reference is made to the Registrant’s press release dated December 15, 2006, a copy of which is attached hereto as Exhibit A.

Star Gas Partners, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 15, 2006	By	/s/ Richard F. Ambury
Richard F. Ambury Chief Financial Officer, Kestrel Heat LLC, General Partner

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	The form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of this chapter).

EXHIBIT A

News Announcement

CONTACT:
Star Gas Partners Investor Relations 203/328-7310	Robert Rinderman, Steven Hecht Jaffoni & Collins Incorporated 212/835-8500 or SGU@jcir.com

FOR IMMEDIATE RELEASE

STAR GAS PARTNERS, L.P. REPORTS FISCAL 2006 UNAUDITED FOURTH QUARTER RESULTS; ANNOUNCES DELAY IN FILING FISCAL 2006 FORM 10-K

STAMFORD, CT (December 15, 2006) — Star Gas Partners, L.P. (the “Partnership” or “Star”) (NYSE: SGU), a home energy distributor and services provider specializing in heating oil, today announced unaudited financial results for its fiscal 2006 fourth quarter, a non heating season period, and the twelve months period ended September 30, 2006. The Partnership also announced that it would delay the filing of its annual report on Form 10-K for the fiscal year ended September 30, 2006, as the Partnership is assessing its accounting treatment and disclosures relating to certain derivative transactions under SFAS 133.

The requirements of SFAS 133 are very complex. If the Partnership determines that it does not meet the requirements of SFAS 133, any resulting adjustments would affect the timing of recognizing unrealized gains and losses. These non-cash adjustments would not impact the economics of the derivative transactions. At this time, the Partnership has not determined if any adjustments are necessary. Should the Partnership determine, after such assessment, that a change to its accounting treatment of derivatives is required, such change may require a restatement of its historical financial statements, including the unaudited results reported today, and the amount of any such restatement may be material. The Partnership does not expect that any such restatement, if required, would have an effect on its liquidity or business.

The following unaudited financial results of the Partnership for the fourth quarter and fiscal year ended September 30, 2006 do not reflect the impact of the outcome of the Partnership’s review of its accounting treatment and disclosures relating to certain derivative transactions.

For the fiscal 2006 fourth quarter, Star reported a 0.5 percent increase in total revenues to $151.5 million, compared to total revenues of $150.7 million in the year-ago period, as the impact of higher selling prices more than offset an 11.9 percent reduction in home heating oil volume. Selling prices

Star Gas Partners Fiscal Q4 2006 Results, 12/15/06	page 2 of 10

were higher during the quarter due to the increase in the wholesale cost of home heating oil and increased margins on products sold. The home heating oil volume decline was due to net customer attrition and other factors. For the fiscal 2006 fourth quarter, Star lost approximately 5,500 accounts (net), or 1.2 percent of its home heating oil customer base, as compared to the fiscal 2005 fourth quarter in which Star lost 15,800 accounts (net), or 3.2 percent of its home heating oil customer base.

Home heating oil per gallon margins for the fiscal 2006 fourth quarter rose by 36.3 cents per gallon, versus the corresponding fiscal 2005 period. During the fourth quarter of fiscal 2006, Star purchased inventory to be delivered in the first quarter of fiscal 2007 to take advantage of the favorable prices in the spot delivery and futures markets that existed at that time. Star hedged the price of the physical product with a short futures position but did not qualify for hedge accounting. In September 2006, the home heating oil market declined by 28 cents per gallon, which resulted in an unrealized mark to market gain on Star’s short futures position in fiscal 2006, which reduced product cost of goods sold by $6.4 million, or 21.4 cents per gallon of home heating oil sold for the fiscal 2006 fourth quarter. Conversely, Star’s results and per gallon home heating oil margins for the first quarter of fiscal 2007 (when the hedged oil will be delivered) will be reduced by $6.4 million.

Star’s service results improved to a $2.8 million profit in the fiscal 2006 fourth quarter, compared to a profit of $1.1 million for the year-earlier quarter.

Total operating expenses (delivery, branch, general and administrative) decreased by $10.0 million, or 18.2 percent, to $45.0 million for the fiscal 2006 fourth quarter, as compared to $55.0 million for the prior year’s quarter. Operating expenses were favorably impacted by an estimated $0.6 million decrease in certain variable operating expenses related to the decline in home heating oil volume, a $1.6 million reduction in insurance expense, lower bad debt expense of $3.8 million and a $3.1 million decline in legal and professional expenses.

In the fiscal 2006 fourth quarter, the Partnership’s operating loss decreased by $21.5 million, to a $18.5 million loss, as compared to an operating loss of $40.0 million for the fiscal 2005 fourth quarter, due to the reduction in total operating costs (including depreciation and amortization) of $11.0 million, an increase in net service profitability of $1.7 million and an $8.7 million increase in product gross profit.

Star Gas Partners Fiscal Q4 2006 Results, 12/15/06	page 3 of 10

For the fiscal 2006 fourth quarter, interest expense decreased $2.4 million to $5.0 million, due to a lower principal amount in total debt outstanding of approximately $111.9 million. Total debt declined due to the Partnership’s April 2006 recapitalization.

For the fiscal 2006 fourth quarter, the net loss decreased by $25.3 million, to a $21.7 million loss, compared to a net loss of $47.0 million for the three months ended September 30, 2005, primarily due to a $21.5 million increase in operating income and lower interest expense of $2.4 million.

For the fiscal 2006 fourth quarter, the EBITDA loss decreased $20.5 million, to $10.9 million, as compared to an EBITDA loss of $31.4 million for the three months ended September 30, 2005, due to a reduction in total operating expenses of $10.0 million, an increase in service and installation profitability of $1.7 million and an increase in product gross profit of $8.7 million, which includes the mark to market gain of $6.4 million. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership’s ability to make the Minimum Quarterly Distribution. The Partnership is not required to accrue the Minimum Quarterly Distribution until October 1, 2008.

Star Gas Partners Chief Executive Officer Joseph Cavanaugh, stated, “In the fiscal fourth quarter, we achieved a significant improvement in Star’s financial results, highlighted by a 52 percent reduction in the Partnership’s operating loss during this non-heating period. We are pleased with the improvement in profit margins, on top of a mark to market hedging gain, as well as the declines in operating and interest expense levels, which enhanced our results. Although net customer attrition continues to have an adverse impact on our business, we are seeing improvements in our customer base by employing a marketing strategy that includes higher minimum profitability standards, reduced advertising spending, and higher customer credit scores. We have also demonstrated a better job over the past year in retaining new homeowners when current heating oil customers move.”

For fiscal 2006, Star achieved a 2.9 percent increase in revenues to $1,296.5 million, compared to $1,259.5 million in fiscal 2005, as increases in selling prices more than offset a decline in product sales due to lower volume.

During fiscal 2006, home heating oil volume declined 97.4 million gallons, or 20.0 percent, from 487.3 million gallons to 389.9 million gallons due to 11.0 percent warmer temperatures, net customer attrition

Star Gas Partners Fiscal Q4 2006 Results, 12/15/06	page 4 of 10

of 6.6 percent and other factors. For fiscal 2006, Star lost 29,600 accounts (net) or 6.6 percent of its home heating oil customer base, as compared to fiscal 2005 in which Star lost 35,100 accounts (net) or 7.1 percent of its home heating oil customer base.

Excluding the impact of weather, we expect that home heating oil volume for the fiscal 2007 first quarter and fiscal 2007 will be substantially less than the comparable period in fiscal 2006 due to net customer attrition, conservation and other factors. In addition, we expect that home heating oil volume for the fiscal 2007 first quarter will be adversely affected by warmer than normal temperatures as from October 1 to December 12, 2006 temperatures in the New York City area, which approximates our geographic areas of operations, were 12% warmer than normal. For the fiscal 2006 first quarter, temperatures in our areas of operations were 2.4% warmer than normal.

Home heating oil per gallon margins for fiscal 2006 increased by 15.2 cents versus fiscal 2005, due largely to the increase in margins realized on sales to both price protected accounts and variable priced customers. The previously mentioned mark to market gain added 1.6 cents per gallon to fiscal 2006 margins.

Star’s service results improved by $7.2 million in fiscal 2006, as compared to fiscal 2005.

Total operating expenses (delivery, branch, general and administrative) decreased by $48.9 million, or 17.8 percent, to $226.1 million for fiscal 2006. This decrease was due to lower bridge and financing expenses of $10.9 million, a $6.0 million reduction in marketing expenses, the receipt of $4.4 million in weather insurance proceeds (which lowered operating expenses), a decrease in certain variable operating expenses directly associated with the 20.0 percent decline in home heating oil volume (estimated to be $15.2 million), lower bad debt expense and collection cost of $4.7 million, $3.8 million lower compensation expense related to separation agreements recorded in fiscal 2005 with former executives, a $5.6 million decline in legal expenses related to defending the purported class action lawsuits and exploring financing alternatives in fiscal 2005, $3.3 million less in Sarbanes-Oxley compliance costs and other expense reductions of $1.6 million. These improvements were partially offset by higher director’s and officer’s liability insurance expense of $0.7 million, $1.4 million of legal and professional expenses incurred in fiscal 2006 relating to the exploration of our financial options, and wage and benefit expenses of $4.4 million.

Star Gas Partners Fiscal Q4 2006 Results, 12/15/06	page 5 of 10

For fiscal 2006, operating income increased $131.2 million to $29.4 million, as compared to an operating loss of $101.8 million in fiscal 2005. This increase was due to the non-recurrence during fiscal 2006 of a $67.0 million goodwill impairment charge recorded in fiscal 2005, a $48.9 million decline in branch and general administrative expenses, improvements in service results of $7.2 million, an increase in product gross profit of $5.0 million and $3.1 million of lower depreciation and amortization expense.

For fiscal 2006, Star recorded a $6.6 million loss on the early redemption and conversion of its 10.25% senior notes in connection with the recapitalization. In fiscal 2005, Star recorded a $42.1 million loss on the early redemption of certain notes in connection with the sale of the propane segment.

For fiscal 2006, interest expense decreased $9.9 million, or 27.3 percent, to $26.3 million, as compared to $36.2 million for fiscal 2005. This decrease resulted from a lower principal amount in total debt outstanding, including working capital, of approximately $142.5 million, which was offset in part by an increase in the Partnership’s weighted average interest rate of 1.2 percent.

For fiscal 2006, the net loss decreased by $24.3 million, to $1.7 million, as a result of a $177.6 million decrease in the loss from continuing operations and a $4.6 million decline in the loss from discontinued operations in the 2005 fiscal first quarter, which were partially offset by the gains on the sale of discontinued operations recorded in the fiscal 2005 first quarter of $157.6 million.

For fiscal 2006, EBITDA increased $163.6 million, to $55.2 million, as compared to an EBITDA loss of $108.4 million for fiscal 2005. This increase was due to the 15.2 cents increase in home heating oil gross profit margins ($59.2 million), an improvement in service results of $7.2 million, and a $48.9 million decline in operating expenses, reduced in part by the impact of the reduction in home heating oil volume ($54.3 million). The year-over-year comparison was also favorably impacted by a change in loss on redemption in debt of $35.5 million and the non-recurrence of a $67.0 million goodwill impairment charge recorded in fiscal 2005. EBITDA is a non-GAAP financial measure (see below reconciliation) that should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations). Management believes this information is of interest to investors as a supplemental measure of the Partnership's operating performance and provides additional information for evaluating the Partnership’s ability to make the Minimum Quarterly Distribution. The Partnership is not required to accrue the Minimum Quarterly Distribution until October 1, 2008.

Star Gas Partners Fiscal Q4 2006 Results, 12/15/06	page 6 of 10

REMINDER: Star Gas management will host a conference call and webcast today at 11:00 a.m. (ET). Conference call dial-in is 888/882-0144 or 415/908-4742 (international callers). A webcast is also available at www.star-gas.com/MediaList.cfm and at www.vcall.com

Star Gas Partners, L.P., is the nation’s largest retail distributor of home heating oil. Additional information is available by obtaining the Partnership’s SEC filings and by visiting Star’s website at www.star-gas.com.

Forward Looking Information

This news release includes “forward-looking statements” which represent the Partnership’s expectations or beliefs concerning future events that involve risks and uncertainties, including those associated with the effect of weather conditions on our financial performance, the price and supply of home heating oil, the consumption patterns of our customers, our ability to obtain satisfactory gross profit margins, our ability to obtain new accounts and retain existing accounts, our ability to effect strategic acquisitions or redeploy assets, the impact of litigation, the continuing impact of the business process redesign project and our ability to address issues related to that project, natural gas conversions, future union relations and the outcome of current and future union negotiations, the impact of current and future environmental, health and safety regulations, customer creditworthiness, and marketing plans. All statements other than statements of historical facts included in this news release are forward-looking statements. Although the Partnership believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Partnership’s expectations (“Cautionary Statements”) are disclosed in this news release and in the Partnership’s Annual Report on Form 10-K/A for the year ended September 30, 2005 and the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, including without limitation and in conjunction with the forward-looking statements included in this news release. All subsequent written and oral forward-looking statements attributable to the Partnership or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements. Unless otherwise required by law, the Partnership undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this news release.

(financials follow)

Star Gas Partners Fiscal Q4 2006 Results, 12/15/06	page 7 of 10

STAR GAS PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands)	Sept. 30, 2006	Sept. 30, 2005
ASSETS
Current assets
Cash and cash equivalents	$91,121	$99,148
Receivables, net of allowances of $6,532 and $8,433, respectively	87,393	89,703
Inventories	75,859	52,461
Prepaid expenses and other current assets	41,507	64,007

Total current assets	295,880	305,319

Property and equipment, net	42,377	50,022
Long-term portion of accounts receivables	3,513	3,788
Goodwill	166,522	166,522
Intangibles, net	61,007	82,345
Deferred charges and other assets, net	10,899	15,152
Long-term assets held for sale	1,010	—

Total Assets	$581,208	$623,148

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$21,544	$19,780
Working capital facility borrowings	—	6,562
Current maturities of long-term debt	96	796
Accrued expenses	76,441	56,580
Unearned service contract revenue	36,634	36,602
Customer credit balances	73,863	65,287

Total current liabilities	208,578	185,607

Long-term debt	174,056	267,417
Other long-term liabilities	25,249	25,016
Partners’ capital (deficit)
Common unitholders	213,249	145,194
Subordinated unitholders	—	(8,930)
General partner	(188)	(3,949)
Accumulated other comprehensive income (loss)	(39,736)	12,793

Total Partners’ capital	173,325	145,108

Total Liabilities and Partners’ Capital	$581,208	$623,148

(tables follow)

Star Gas Partners Fiscal Q4 2006 Results, 12/15/06	page 8 of 10

STAR GAS PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended September 30,		Twelve Months Ended September 30,
(in thousands, except per unit data)	2006	2005	2006	2005
Sales:
Product	$105,923	$105,412	$1,109,332	$1,071,270
Installations and service	45,573	45,287	187,180	188,208

Total sales	151,496	150,699	1,296,512	1,259,478
Cost and expenses:
Cost of product	74,674	82,901	819,415	786,349
Cost of installations and service	42,746	44,199	189,214	197,430
Delivery and branch expenses	41,579	48,173	205,037	231,581
Depreciation and amortization expenses	7,569	8,564	32,415	35,480
General and administrative expenses	3,389	6,825	21,037	43,418
Goodwill impairment loss	—	—	—	67,000

Operating income (loss)	(18,461)	(39,963)	29,394	(101,780)
Interest expense	(5,003)	(7,429)	(26,288)	(36,152)
Interest income	1,674	1,348	5,085	4,314
Amortization of debt issuance costs	(570)	(612)	(2,438)	(2,540)
Loss on redemption of debt	—	—	(6,603)	(42,082)

Loss from continuing operations before income taxes	(22,360)	(46,656)	(850)	(178,240)
Income tax expense (benefit)	(681)	2,096	477	696

Loss from continuing operations	(21,679)	(48,752)	(1,327)	(178,936)
Loss from discontinued operations, net of taxes	—	—	—	(4,552)
Gain on sale of discontined operations, net of taxes	—	1,800	—	157,560

Loss before cumulative effect of changes in accounting principles	(21,679)	(46,952)	(1,327)	(25,928)
Cumulative effect of changes in accounting principles - change in inventory pricing method	—	—	(344)

Net loss	$(21,679)	$(46,952)	$(1,671)	$(25,928)

General Partner’s interest in net loss	$(87)	$(422)	$218	$(234)

Limited Partners’ interest in net loss	$(21,592)	$(46,530)	$(1,889)	$(25,694)

Basic and Diluted Income (loss) per Limited Partner Unit:
Continuing operations	$(0.28)	$(1.35)	$(0.03)	$(4.95)
Discontinued operations	—	—	—	(0.13)
Gain on sale of discontinued operations	—	0.05	—	4.36

Loss before cumulative effect of changes in accounting principles	(0.28)	(1.30)	(0.03)	(0.72)
Cumulative effect of changes in accounting principles - change in inventory pricing method	—	—	(0.01)	0.00

Net loss	$(0.28)	$(1.30)	$(0.04)	$(0.72)

Weighted average number of Limited Partner units outstanding	75,774	35,844	52,944	35,821

Star Gas Partners Fiscal Q4 2006 Results, 12/15/06	page 9 of 10

SUPPLEMENTAL INFORMATION

Earnings (loss) before interest, taxes, depreciation and amortization from continuing operations (EBITDA)

The Partnership uses EBITDA as a measure of liquidity and it is being included because the Partnership believes that it provides investors and industry analysts with additional information to evaluate the Partnership's ability to pay quarterly distributions. EBITDA is not a recognized term under generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income/(loss) or net cash provided by operating activities determined in accordance with GAAP. Because EBITDA as determined by the Partnership excludes some, but not all of the items that affect net income/(loss), it may not be comparable to EBITDA or similarly titled measures used by other companies. The following tables set forth (i) the calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to cash provided by operating activities.

STAR GAS PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

RECONCILIATION OF EBITDA

(unaudited)

	Three Months Ended September 30,
(in thousands)	2006	2005
Income (loss) from continuing operations	$(21,679)	$(48,752)
Plus:
Income tax expense (benefit)	(681)	2,096
Amortization of debt issuance costs	570	612
Interest expense, net	3,329	6,081
Depreciation and amortization expense	7,569	8,564

EBITDA	$(10,892)	$(31,399)
Add/(subtract)
Income tax expense	681	(2,096)
Interest expense, net	(3,329)	(6,081)
Provision for losses on accounts receivable	(205)	3,586
Unrealized (gain)/loss on derivative instruments	(5,097)	3,466
Gain on sales of fixed assets, net	(152)	(23)
Unit compensation expense	—	(81)
Change in operating assets and liabilities	45,202	58,240

Net cash provided by (used in) operating activities	$26,208	$25,612

	Three Months Ended September 30,
	2006	2005
Home heating oil gallons sold (millions)	30.2	34.2

(additional supplemental information follows)

Star Gas Partners Fiscal Q4 2006 Results, 12/15/06	page 10 of 10

SUPPLEMENTAL INFORMATION

STAR GAS PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

RECONCILIATION OF EBITDA

(unaudited)

	Twelve Months Ended September 30,
(in thousands)	2006	2005
Income (loss) from continuing operations	$(1,327)	$(178,936)
Plus:
Income tax expense (benefit)	477	696
Amortization of debt issuance costs	2,438	2,540
Interest expense, net	21,203	31,838
Depreciation and amortization expense	32,415	35,480

EBITDA	$55,206 (a)	$(108,382	)(b)
Add/(subtract)
Income tax expense	(477)	(696)
Interest expense, net	(21,203)	(31,838)
Provision for losses on accounts receivable	6,105	9,817
Unrealized (gain)/loss on derivative instruments	(4,168)	2,144
Loss on redemption of debt	6,603	42,082
Gain on sales of fixed assets, net	(956)	(43)
Goodwill impairment charge	—	67,000
Unit compensation expense	—	(2,185)
Change in operating assets and liabilities	(22,746)	(32,814)

Net cash provided by (used in) operating activities	$18,364	$(54,915)

(a)	Includes $42.1 million related to early debt redemption and non-cash goodwill impairment charge of $67.0 million.

(b)	Includes a net non-cash charge of $6.6 million related to early debt redemption.

	Twelve Months Ended September 30,
	2006	2005
Home heating oil gallons sold (millions)	389.9	487.3

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